EXHIBIT 11

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

	Three months ended		Six Months Ended	
	June 30 2001	July 1 2000	June 30 2001	July 1 2000
BASIC EPS:				
Weighted average number of common shares outstanding	3,301,856	3,282,503	3,300,140	3,278,950
Total shares	3,301,856	3,282,503	3,300,140	3,278,950
Net income (loss) (000's)	$ 266	$ (17)	$ 300	$ 87
Earnings (loss) per share	$ 0.08	$ (0.01)	$ 0.09	$ 0.03
DILUTED:				
Weighted average number of common shares outstanding	3,301,856	3,282,503	3,300,140	3,278,950
Common share equivalents from assumed exercise of options and warrants	645	-	645	9,049
Total shares	3,302,501	3,282,503	3,300,785	3,287,999
Net income (loss) (000's)	$ 266	$ (17)	$ 300	$ 87
Earnings (loss) per share	$ 0.08	$ (0.01)	$ 0.09	$ 0.03